OSISKO REPORTS RECORD 2023 RESULTS AND PROVIDES 2024
GUIDANCE AND NEW 5-YEAR OUTLOOK

Record annual revenues of $247.3 million

and record operating cash flows of $187.0 million

Montréal, February 20, 2024 - Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE) is pleased to announce its consolidated financial results for the year-end 2023. Amounts presented are unaudited and in Canadian dollars, except where otherwise noted.

2023 Financial Highlights

  94,323 gold equivalent ounces ("GEOs1") earned (89,367 GEOs in 2022);
  Record revenues from royalties and streams of $247.3 million ($217.8 million in 2022);
  Record cash flows generated by operating activities2 of $187.0 million ($175.1 million in 2022);
  Net loss2 of $48.3 million, $0.26 per basic share2 (net earnings of $85.3 million, $0.47 per basic share in 2022), mostly due to non-cash impairment charges largely as a result of a fair value assessment of investments and royalty and stream interests of $149.6 million; and
  Adjusted earnings4 of $100.1 million, $0.54 per basic share ($87.3 million, $0.48 per basic share in 2022)

Other Highlights

  Total capital deployed of over $290.0 million across 5 new transactions:
    Closing of the silver and copper streams on Metals Acquisitions Limited's CSA mine in Australia by Osisko Bermuda Limited for US$150.0 million ($198.8 million);
    Amendment to increase its effective silver stream from 12.5% to 87.5% on Taseko Mines Ltd.'s Gibraltar mine in BC for US$10.3 million ($13.6 million);
    Acquisition of a 3% gold net smelter return ("NSR") royalty and 1% copper NSR royalty on Hot Chili Ltd.'s Costa Fuego copper-gold project in Chile for US$15.0 million ($19.9 million);
    Acquisition of a 1% NSR royalty covering Cardinal Namdini Mining Ltd.'s Namdini gold project in Ghana for US$35.0 million ($48.4 million); and
    Acquisition of a 1% NSR royalty on Cabral Gold Inc.'s Cuiú Cuiú gold project in Brazil for US$5.0 million ($6.8 million);
  Publication of the 2023 Asset Handbook and third edition of the Corporation's sustainability report, Growing Responsibly;
  Appointment of Mr. Jason Attew as President and Chief Executive Officer ("CEO") of the Corporation and Mr. Norman MacDonald as Chair of the Board of Directors;
  Sale of the equity investment in Osisko Mining Inc. for gross proceeds of $131.6 million, which were used to reduce the revolving credit facility to a drawn balance of $191.9 million; and

  Declaration of quarterly dividends totaling $0.235 per common share in 2023 ($0.22 per common share in 2022).

Subsequent to December 31, 2023

  Additional repayments of $30.2 million on the revolving credit facility to a drawn balance of approximately $164.5 million;
  Declaration of a quarterly dividend of $0.06 per common share payable on April 15, 2024 to shareholders of record as of the close of business on March 28, 2024; and
  Announcement of Mr. David Smith joining the Corporation's Board of Directors as an Independent Director.

Guidance for 2024 and 5-Year Outlook

2024 Guidance3

Osisko expects GEOs earned to range between 82,000 to 92,000 in 2024 at an average cash margin of 97%. The 2024 guidance assumes the commencement of GEOs earned from the CSA Copper Stream from June 15, as well as the commencement of production from G Mining Ventures Corp.'s Tocantinzinho project and Cardinal Namdini Mining Limited's project later in the year.

Osisko's 2024 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

5-Year Outlook3

Osisko expects its portfolio to generate between 120,000 and 135,000 GEOs in 2028. The outlook assumes the commencement of production at The Windfall Mining Group's Windfall and South32 Ltd's Hermosa, amongst others. It also assumes that Capstone Copper Corp's Mantos Blancos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions, including Alamos Gold Inc.'s Phase 3+ Expansion at Island Gold.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their timelines are either later, or less clear. As the operators provide further clarity on these assets, Osisko will seek to include them in its long-term outlook.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosures by the third-party owners and operators of the Corporation's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

This 5-year outlook replaces the 5-year outlook previously released in 2023, which should be considered withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2024-2028).

Management Commentary

Jason Attew, President & CEO of Osisko commented: "2023 was a banner year for Osisko marked by new annual records achieved with respect to GEOs earned, revenues, cash flows and margins, in addition to the closing of several key transactions which will positively contribute to Osisko's cash flow and GEOs earned. The Corporation is now well-positioned with a materially improved balance sheet, and also with having completed recent changes as it relates to both management and the Board.

After working through a full portfolio review as it relates to Osisko's growth trajectory and associated timelines, the Corporation's 2024 guidance and updated 5-year outlook together provide what management believes to be achievable ranges. Concerning the 2024 guidance, it is worth noting that the lack of GEO deliveries resulting from the stoppage of operations at the Renard diamond mine will be partially offset by expected improvements at certain other operating assets within our portfolio, in addition to some new assets moving out of development and into production throughout the year. Furthermore, the Corporation's expected growth trajectory over the next five years remains very much intact as mine expansions and new projects are completed by our partners between now and 2028.

Osisko enters 2024 with a continued focus on simplifying its story to further re-establish itself as a 'pure-play' precious metals royalty and streaming company. We possess an unmatched asset base as defined by exposure to Tier 1 mining jurisdictions and this unique aspect of our portfolio, when combined with our robust organic growth outlook, results in the Corporation being well-positioned to deliver long-term value to our current and future shareholders."

Q4 AND YEAR-END 2023 RESULTS CONFERENCE CALL AND WEBCAST DETAILS

Conference Call:	Wednesday, February 21st, 2024 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 57708068
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1650912&tp_key=a14693e644
Replay (available until Thursday, March 21st at 11:59 PM ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 708068#
Replay is also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes, including 19 producing assets. Osisko's portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada's largest gold operations.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel : (514) 940-0670 x116 Mobile : (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022

Gold(i)	$1,971	$1,727	$1,940	$1,800
Silver(ii)	$23.20	$21	$23.35	$22

Exchange rate (US$/Can$)(iii)	1.3624	1.3578	1.3497	1.3013

(i) The London Bullion Market Association's PM price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) From continuing operations.

(3) For the 2024 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 83:1. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 76:1.

(4) Non-IFRS Measures

The Corporation has included certain performance measures in this press release and in the annual Management and Discussion Analysis for the year ended December 31, 2023 that do not have any standardized meaning prescribed by IFRS Accounting Standards including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

In 2023, the following changes were made to the composition of adjusted earnings:

(i) total gains and losses on investments on the statement of income (loss) are now excluded from net earnings (loss) from continuing operations; prior to this change, only the unrealized gains and losses on investments were excluded from net earnings (loss) from continuing operations;

(ii) total foreign exchange gains and losses on the statement of income (loss) are now excluded from net earnings (loss) from continuing operations; prior to this change, only the foreign exchange gains and losses adjustments from operation activities on the statement of cash flows were excluded from net earnings (loss) from continuing operations;

(iii) the tax impact of all adjustments in the calculation of adjusted earnings is now considered; prior to this change, the total deferred income taxes on the statement of earnings (loss) was excluded from net earnings (loss) from continuing operations.

These changes in the manner in which the Corporation calculates adjusted earnings were made to align the calculations with its peers and facilitate the comparison with these companies. These changes also affect indirectly adjusted earnings per basic share, because they are calculated from adjusted earnings. Comparative figures for 2022 have been restated to reflect the current composition of adjusted earnings.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues.

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
	($'000)	($'000)	($'000)	($'000)

Royalty interests
Revenues	44,519	40,038	160,430	144,066
Less: cost of sales (excluding depletion)	22	(283)	(511)	(1,055)
Cash margin (in dollars)	44,541	39,755	159,919	143,011

Depletion	(5,587)	(6,993)	(24,017)	(27,362)
Gross profit	38,954	32,762	135,902	115,649

Stream interests
Revenues	20,645	21,876	86,890	73,743
Less: cost of sales (excluding depletion)	(4,030)	(4,449)	(16,135)	(15,021)
Cash margin (in dollars)	16,615	17,427	70,755	58,722

Depletion	(7,450)	(7,052)	(32,376)	(23,993)
Gross profit	9,165	10,375	38,379	34,729

Royalty and stream interests Total cash margin (in dollars)	61,156	57,182	230,674	201,733
Divided by: total revenues	65,164	61,914	247,320	217,809
Cash margin (in percentage of revenues)	93.8%	92.4%	93.3%	92.6%

Total - Gross profit	48,119	43,137	174,281	150,378

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss) from continuing operations, adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, expected credit losses and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	$	$	$	$

Net (loss) earnings from continuing operations	(67,153)	22,408	(48,343)	85,285

Adjustments:
Impairment of royalty and stream interests	23,500	1,818	47,619	1,818
Foreign exchange (gain) loss	(5,146)	2,865	(1,603)	(20,146)
Share of loss (income) of associates	343	2,246	(7,925)	1,863
Expected credit losses, write-offs and impairment of investments	64,500	1,181	101,980	2,361
Loss on investments	14,326	1,024	18,808	13,196
Other non-cash gains	(635)	-	(635)	-
Tax impact of adjustments	(346)	(1,456)	(9,828)	2,951

Adjusted earnings	29,389	30,086	100,073	87,328

Weighted average number of common shares outstanding (000's)	185,543	184,265	185,226	180,398

Adjusted earnings per basic share	0.16	0.16	0.54	0.48

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), the 2024 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2024 and 5-Year Outlook" and other guidance based on disclosure from operators, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2024 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing to Osisko or the operators of properties, and general economic, market or business conditions, and (e) responses of relevant governments to the infectious diseases outbreaks and the effectiveness of such response and the potential impact of infectious diseases outbreaks on Osisko's business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its Passive Foreign Investment Company ("PFIC") status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Condensed Consolidated Balance Sheets As at December 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2023	2022
	$	$

Assets

Current assets

Cash	67,721	90,548
Short-term investments	8,200	-
Amounts receivable	6,282	11,700
Other assets	1,842	2,546
	84,045	104,794

Non-current assets

Investments in associates	115,651	319,763
Other investments	93,025	73,504
Royalty, stream and other interests	1,553,111	1,378,253
Goodwill	111,204	111,204
Other assets	8,951	8,783
	1,965,987	1,996,301

Liabilities

Current liabilities

Accounts payable and accrued liabilities	8,209	6,825
Dividends payable	11,121	10,121
Lease liabilities	1,122	921
	20,452	17,867

Non-current liabilities

Lease liabilities	6,879	6,701
Long-term debt	191,879	147,950
Deferred income taxes	96,279	86,572
	315,489	259,090

Equity

Share capital	2,097,691	2,076,070
Contributed surplus	79,446	77,295
Accumulated other comprehensive income	28,058	47,435
Deficit	(554,697)	(463,589)
	1,650,498	1,737,211
	1,965,987	1,996,301

Osisko Gold Royalties Ltd Condensed Consolidated Statements of Income (Loss) For the three months and the years ended December 31, 2023 and 2022

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Revenues	65,164	61,914	247,320	217,809

Cost of sales	(4,008)	(4,732)	(16,646)	(16,076)
Depletion	(13,037)	(14,045)	(56,393)	(51,355)
Gross profit	48,119	43,137	174,281	150,378

Other operating expenses
General and administrative	(7,615)	(5,254)	(32,829)	(20,216)
Business development	(2,049)	(1,491)	(6,179)	(5,375)
Impairment of royalty interests	(23,500)	(1,818)	(47,619)	(1,818)
Operating income	14,955	34,574	87,654	122,969
Interest income	1,483	3,747	6,831	9,767
Finance costs	(6,545)	(5,390)	(18,946)	(22,339)
Foreign exchange gain (loss)	5,146	(2,865)	1,603	20,146
Share of (loss) gain of associates	(343)	(2,246)	7,925	(1,863)
Other losses, net	(78,191)	(2,205)	(120,153)	(15,557)
(Loss) earnings before income taxes	(63,495)	25,615	(35,086)	113,123
Income tax expense	(3,658)	(3,207)	(13,257)	(27,838)
Net (loss) earnings from continuing operations	(67,153)	22,408	(48,343)	85,285
Net loss from discontinued operations	-	-	-	(268,475)
Net (loss) earnings	(67,153)	22,408	(48,343)	(183,190)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders	(67,153)	22,408	(48,343)	(118,754)
Non-controlling interests	-	-	-	(64,436)

Net (loss) earnings per share from continuing operations
Basic and diluted	(0.36)	0.12	(0.26)	0.47

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	(0.36)	0.12	(0.26)	(0.66)

Osisko Gold Royalties Ltd Condensed Consolidated Statements of Cash Flows For the three months and the years ended December 31, 2023 and 2022
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
	$	$	$	$

Operating activities
Net (loss) earnings from continuing operations	(67,153)	22,408	(48,343)	85,285
Adjustments for:
Share-based compensation	1,283	2,109	10,407	7,119
Depletion and amortization	13,367	14,307	57,615	52,415
Impairment of royalty and stream interests	23,500	-	47,619	1,818
Expected credit loss and write-off of other investments	-	-	37,209	-
Impairment of investments in associates	64,500	2,999	64,771	2,361
Finance costs	123	2,007	492	7,340
Share of loss (income) of associates	343	2,246	(7,925)	1,863
Net gain on acquisition of investments	7,437	-	-	(48)
Change in fair value of financial assets and liabilities at fair value through profit and loss	6,889	1,024	13,156	16,848
Net gain on dilution of investments in associates	-	-	(4,842)	(3,604)
Loss on disposal and deemed disposal of associates	-	-	10,494	-
Foreign exchange (gain) loss	(5,205)	2,822	(1,781)	(19,907)
Deferred income tax expense	3,088	3,427	10,672	26,688
Other	(976)	32	(632)	116
Net cash flows provided by operating activities before changes in non-cash working capital items	47,196	53,381	188,912	178,294
Changes in non-cash working capital items	3,525	(4,857)	(1,885)	(3,231)
Net operating cash flows provided by continuing operations	50,721	48,524	187,027	175,063
Net operating cash flows used by discontinued operations	-	-	-	(65,116)
Net cash flows provided by operating activities	50,721	48,524	187,027	109,947

Investing activities
Acquisitions of short-term investments	(1,889)	-	(8,362)	-
Acquisitions of investments	-	(4,298)	(53,279)	(12,472)
Proceeds from disposal of investments	127,931	-	132,959	2,960
Acquisitions of royalty and stream interests	(51,578)	(91,846)	(291,108)	(124,209)
Cash balance of Osisko Development Corp. at the time of deconsolidation	-	-	-	(133,138)
Other	(3)	-	(46)	(18)
Net investing cash flows provided (used) by continuing operations	74,461	(96,144)	(219,836)	(266,877)
Net investing cash flows used by discontinued Operations	-	-	-	(114,984)
Net cash flows provided (used) by investing activities	74,461	(96,144)	(219,836)	(381,861)

Financing activities
Bought deal equity financing	-	-	-	311,962
Share issue costs	-	-	-	(13,941)
Increase in long-term debt, net of discount on banker's acceptances	48,499	147,833	255,210	147,833
Repayment of long-term debt, net of discount on banker's acceptances	(165,914)	(300,000)	(207,528)	(413,120)
Exercise of share options and shares issued under the share purchase plan	2,226	3,330	12,845	4,387
Normal course issuer bid purchase of common shares	-	(805)	-	(22,135)
Dividends paid	(10,537)	(9,681)	(39,903)	(37,929)
Capital payments on lease liabilities	(973)	(222)	(973)	(874)
Withholding taxes on settlement of restricted and deferred share units	(501)	-	(4,850)	(2,224)
Other	220	-	(491)	(555)
Net financing cash flows (used) provided by continuing operations	(126,980)	(159,545)	14,310	(26,596)
Net financing cash flows provided by discontinued operations	-	-	-	245,833
Net cash flows (used in) provided by financing activities	(126,980)	(159,545)	14,310	219,237

Decrease in cash before effects of exchange rate changes	(1,798)	(207,165)	(18,499)	(52,677)
Effects of exchange rate changes on cash
Continuing operations	(1,235)	(2,829)	(4,328)	21,008
Discontinued operations	-	-	-	6,519
Net decrease in cash	(3,033)	(209,994)	(22,827)	(25,150)
Cash - beginning of period	70,754	300,542	90,548	115,698
Cash - end of period	67,721	90,548	67,721	90,548